FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November, 2015

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant’s name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,

28050 Madrid, Spain

3491-482 87 00

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

Item		Sequential Page Number

1.	Telefónica Group: Presentation on quarterly results January-September 2015	2

Results

January—September 2015

Telefónica, S.A. Investor Relations

Disclaimer

This document contains statements that constitute forward looking statements about Telefónica Group (going forward, “the Company” or Telefónica) including financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations which may refer, among others, to the intent, belief or current prospects of the customer base, estimates regarding, among others, future growth in the different business lines and the global business, market share, financial results and other aspects of the activity and situation relating to the Company.

The forward-looking statements in this document can be identified, in some instances, by the use of words such as “expects”, “anticipates”, “intends”, “believes”, and similar language or the negative thereof or by forward-looking nature of discussions of strategy, plans or intentions. Such forward-looking statements, by their nature, are not guarantees of future performance and involve risks and uncertainties, and other important factors that could cause actual developments or results to differ from those expressed in our forward looking statements. These risks and uncertainties include those discussed or identified in fuller disclosure documents filed by Telefónica with the relevant Securities Markets Regulators, and in particular, with the Spanish Market Regulator.

Analysts and investors, and any other person or entity that may need to take decisions, or prepare or release opinions about the securities issued by the Company, are cautioned not to place undue reliance on those forward looking statements, which speak only as of the date of this presentation.

Except as required by applicable law, Telefónica undertakes no obligation to release publicly the results of any revisions to these forward looking statements which may be made to reflect events and circumstances after the date of this presentation, including, without limitation, changes in Telefónica’s business or acquisition strategy or to reflect the occurrence of unanticipated events.

This document may contain summarized information or information that has not been audited. In this sense, this information is subject to, and must be read in conjunction with, all other publicly available information, including if it is necessary, any fuller disclosure document published by Telefónica.

Finally, it is stated that neither this presentation nor any of the information contained herein constitutes an offer of purchase, sale or exchange, nor a request for an offer of purchase, sale or exchange of securities, or any advice or recommendation with respect to such securities.

Investor Relations

Telefónica, S.A. 1

Highlights; Q3 fueling our organic growth profile

1 3rd consecutive quarter in 2015 of improving organic performance

Revenue accelerated to +4.8%; Spain returned to positive growth (+0.2% y-o-y), first time since Q3 08

OIBDA growth accelerated to +4.8% y-o-y (+1.4 p.p. q-o-q); extracting value from synergies in Germany

Maintaining healthy profitability: OIBDA margin at 31.0% (flat y-o-y)

OpCF growth in Q3 (+6.6% y-o-y)

2 Differential infrastructure leading to solid and targeted high-value commercial activity

Consistent investments in UBB drive CapEx up 8.8% vs. 9M 14 (organic)

Delivering product innovation & quality: 13.4m FTTH premises passed in Spain; 16.6m FTTx in Brasil; LTE coverage: 71% in Europe; 40% in LatAm

Increasing customer lifetime value: Ramping-up Avg Rev/Access (+2.8% y-o-y organic); reducing churn (-0.7.p.p. y-o-y)

3 Strong earnings and FCF despite Q3 FX headwinds

9M EPS 0.91€ (+63.5% y-o-y); strong execution on non-operating results

Sequential FCF improvement to €1.2Bn in 9M (€2.5Bn ex-spectrum). Q3 FCF: €1.4Bn

Net debt: €49.7Bn Sep-15; leverage ratio at 2.32x (post-O2 UK sale), within <2.35x target

4 2015 results solid across the year and completely on track with upgraded guidance in Q2

DPS 2015 & 2016 confirmed

Investor Relations

Telefónica, S.A.

Key financials

9M 15 Q3 15

Reported Organic Reported Organic

€ in millions Reported Reported

y-o-y y-o-y y-o-y y-o-y

Revenues 35,337 11.9% 4.2% 11,919 10.8% 4.8%

OIBDA 11,013 5.7% 3.5% 3,693 2.9% 4.8%

OIBDA Margin 31.2%(1.8 p.p.)(0.2 p.p.) 31.0%(2.4 p.p.)(0.0 p.p.)

OpCF (ex-spectrum) 5,499(3.4%)(1.3%) 1,684(3.0%) 6.6%

Net Income 4,577 69.6% 884(1.9%)

EPS 0.91 63.5% 0.17(9.6%)

FCF 1,206(58.8%) 1,400 3.6%

FCF pre-spectrum 2,511(19.1%) 1,397 1.8%

Net Financial Debt 49,691 17.7%

ND/OIBDA (post-O2 UK sale) 2.32x

NEGATIVE FX EFFECT IN OIBDA OFFSET AT FCF LEVEL (THROUGH LOWER CAPEX, INTEREST, TAX AND MINORITIES

Investor Relations

Telefónica, S.A.

Full year guidance confirmed; on track to meet targets

2015 Guidance Guidance 2015E 9M 15

(Constant FX 2014; ex-UK; ex-VZ; incl. 12M E-Plus, 8M GVT, 8M DTS)

Revenues Growth >9.5% 13.8%

Limited margin erosion

OIBDA margin around 1.2 p.p.(1.3 p.p)

(to allow for commercial

flexibility if needed)

CapEx/Sales Around 17% 15.6%

Net Debt/OIBDA (adjusted for O2 UK sale) <2.35x 2.32x

€0.75/sh. First Tranche:

Dividend €0.35/sh.

€0.35/sh. voluntary

scrip Q4 15 Voluntary scrip

€0.40/sh. Cash Q2 16 dividend Nov-15

Share buyback: % share capital cancelled (treasury) 1.5% Executed in

Jun-15

Investor Relations

Telefónica, S.A. 4

Strong FCF in Q3, to accelerate further in Q4

FCF 2015 (€ in millions)

€+1,957m

9M FCF

1,400 1,206 ex-spectrum

€2,511m

363

(557)

Q1 Q2 Q3 9M

€2Bn FCF improvement q-o-q

Lower spectrum payments (-€1.2bn)

Reduced interest payments (+€60m)

Savings on tax payments (+€38m)

Improved WC generation (+€98m)

Less minority drag (+€363m)

FCFS 2015 (€/share)

9M FCFS

ex-spectrum

0.08 0.29 0.25 €0.52

(0.12)

Q1 Q2 Q3 9M

EPS 2015 (€/share)

0.91 9M EPS

0.38 0.37 63.5% y-o-y

0.17

Q1 Q2 Q3 9M

FCF TO IMPROVE IN Q4 AS SEASONAL FACTORS IMPACT POSITIVELY

Investor Relations

Telefónica, S.A.

Organic growth and perimeter outweighing Q3 FX impact

Q3 Revenue

€ in millions



10,759
1,449
582
(871)
11,919
Q3 14
Perimeter
Organic
FX
Q3 15
+10.8%
Contribution
+13.5 p.p.
+5.4 p.p.
(8.1 p.p.)

9M Revenue

€ in millions



31,577
3,127
1,457
(824)
35,337
9M 14
Perimeter
Organic
FX
9M 15
+11.9%
Contribution
+9.9 p.p.
+4.6 p.p.
(2.6 p.p.)

Q3 OIBDA

€ in millions



3,590
259
182
(281)
(57)
3,693
Q3 14
Perimeter
Organic
FX
Towers & Restruct.
Q3 15
+2.9%
Contribution
+7.2 p.p.
+5.1 p.p.
(7.8 p.p.)
(1.6 p.p.)

9M OIBDA

€ in millions



10,415
592
384
(292)
(88)
11,013
9M 14
Perimeter
Organic
FX
Towers & Restruct.
9M 15
+5.7%
Contribution
+5.7 p.p.
+3.7 p.p.
(2.8 p.p.)
(0.8 p.p.)

Investor Relations
Telefónica, S.A.

6

Telefónica

Revenue & OIBDA continue to accelerate

Revenue 2015 (organic growth y-o-y)


+0.4 p.p.
4.2%
3.3%
4.4%
4.8%
Spain: +1.3 p.p. q-o-q
Hispam: +2.2 p.p. q-o-q
9M
Q1
Q2
Q3

Group organic revenue growth ramping-up in Q3

- **Proving strong progress in Spain** to positive y-o-y
- **Hispam ramping-up** to +12.6% y-o-y
- Continued solid **mid-single digit** y-o-y **in Brazil**
- **Data increase remains robust:** +19.3% y-o-y
- **Higher Digital Services sales**
  - SoC revenues 11% of total; +1.9 p.p. y-o-y

OIBDA 2015 (organic growth y-o-y)


+1.4 p.p.
3.5%
2.4%
3.3%
4.8%
Germany: +15.3 p.p. q-o-q
Brazil: +1.6 p.p. q-o-q
9M
Q1
Q2
Q3

	9M	Q1	Q2	Q3
Margin (reported)	31.2%	31.3%	31.2%	31.0%
Margin y-o-y (organic)	(0.2 p.p.)	(0.3 p.p.)	(0.3 p.p.)	0.0 p.p.

Right balance between growth and profitability

- **OIBDA improved performance in Q3** supported by Germany and Brazil
  - Successful execution of initial synergies in Germany; Brazil to follow
- **Strengthening efficiency over the year**
  - Flattish margin at 31% (Range Q3: Spain 45% - Germany 20%)
- **OpEx +4.8%** (vs. Q3 14 organically)
  - Investment in value customers to capture market growth…
  - … despite cost and simplification initiatives

Investor Relations
Telefónica, S.A.
7
Telefónica

Attracting more customers and with higher value

Accesses growth (Sep. organic y-o-y; except LTE)

4.3x

36% 28%

18%

6%

LTE FTTx Smartphones Pay TV Mobile

Contract

Accesses

base (m) 23.6 5.8 108.8 8.2 88.5

Growing customer value

327m accesses; steady increase of 1% y-o-y organic

Reported +12% (GVT+ DTS incorporation since May)

Rapid LTE adoption drives robust smartphone growth in Q3

Added 5m LTE customers

Contract mix improved to 35% (+2 p.p. y-o-y)

385k FTTx connected accesses added to the base in Q3 (+28% q-o-q)

Well positioned for Pay TV opportunities

Average Revenue / Access (organic y-o-y)

2.8%

1.7%

1.5%

0.8%

9M 15 Q1 Q2 Q3

Enhanced customer loyalty:

Lower Q3 churn y-o-y across all services

SUBSCRIBER VALUE DRIVES REVENUE PERFORMANCE

Investor Relations Telefónica, S.A.

Data monetisation contributing to revenue acceleration

Smartphone penetration

Contract Prepay

65% 69%

61%

31% 35%

28%

Mar-15 Jun-15 Sep-15

Blended 38% 41% 46%

LTE 6% 8% 10%

LTE strong take-up

Developing initiatives to further monetise data usage & upsell

Evolving data propositions towards recurrent integrated packages in Hispam & Brazil Roaming opportunity: new commercial proposals

Boosting data traffic growth

LTE usage 63% higher vs. 3G

Q3 avg. usage per smartphone +21% y-o-y (563 MB/month) LTE traffic (5x y-o-y) represents 17% of mobile data traffic

Further data potential in Hispam

Prepay smartphone penetration at 27% vs. 47% in T. Brazil

Mobile data revenue (y-o-y organic)

Data revs. Non-SMS data revs.

26.6% 26.8%

19.1% 19.3%

17.3% Non-SMS/Mobile

Data: 82% in Q3

11.9%(+5 p.p. y-o-y)

Q1 15 Q2 15 Q3 15

Mobile Data/MSR: 44% in Q3 (+5 p.p. y-oy)

Foundations to monetise data opportunity

Data beyond allowance

Adds ~1 p.p. to Q3 organic revenue growth

“Bundle breakage”: 30% clients; of which >44% buy extra data

Clear ARPU benefits

Double digit LTE ARPU uplift

ARPU strongly pushed by increasing data adoption in Hispam

& Brazil

Significant ARPU uplift on prepay once they become data users

Investor Relations Telefónica, S.A.

Digital services: developing a platform for growth

Video:
Technological superiority & ever-improving portfolio

Video Revenue

€ in millions



541
652
Q2 15
Q3 15
+34.8%
+25.6%
organic y-o-y

Pay TV Accesses (m)



Satellite
IPTV/Cable
8.0
3.2
4.8
8.2
3.5
4.7
Jun-15
Sep-15

- **Exclusive content & superior technology driving accesses growth**
  - Total accesses in Spain (DTS + T. España): 3.6m (+18% y-o-y organic)
  - In Brazil, capturing whole market growth in 9M
  - Spain: exclusive 'Star Wars' content, basketball ("Liga ACB")
  - Colombia: launched 'Win Sports' channel (football league)
  - Integration of DTS & GVT delivering best available technology
- **Growing adoption of Pay TV services driving ARPU upside**

Digital Services Revenue

€ in millions



Organic y-o-y
938
1,069
Q2 15
Q3 15
+27.0%
+24.6%

Other Digital Services:
Pioneering partnerships & solid growth in key areas

Cloud: partnering to widen global footprint
€99m; +22.7% (Q3 y-o-y organic)

VDC *– launches in Peru, Argentina, Colombia & Chile*
Partnerships *– CU & Equinix (data centres); Microsoft (SMEs packages)*

M2M: leading in an ever-growing market
€46m; +41.5% (Q3 y-o-y organic)

'Leader' in global M2M services *– Gartner*
New energy efficiency projects *in Spain*

Security: innovating the industry
€72m; +29.4% (Q3 y-o-y organic)

FiLIP launched *– the smartwatch for children*
Gesdatos – *now part of TEF's security portfolio*

LTE & smartphones growth driving the data usage explosion

86% *of Q3 purchased devices were* ***smartphones*** *(+14 p.p. y-o-y), o/w* ***59%*** *were* ***LTE*** *(+29 p.p. y-o-y)*

Investor Relations
Telefónica, S.A.
10
Telefónica

TGR: Towards all-IP network; Further IT simplification

More technological Co. (UBB developments)

Best Quality Networks

Premises passed with fiber

- FTTH (Spain): 13.4m
- FTTX (Brazil): 16.6m

LTE Coverage (%PoP)

- Europe: 71%
- Latin America: 40%

LTE sites	3G/4G UBB
>30K	96%

Network Innovation

Competitive differentiation

- **HGU** to substitute home devices
- Launched **R&D lab for 5G** (Successful Multivendor Wireless transport SDN Trial)
- Tested automatised **VNFs deployment**

All-IP

Deploying All-IP Architecture for Core and Backhaul in Spain

- Further simplification
- Higher capacity (for video traffic surge)

Best-in-class operations

Addressing demand efficiently

- **OSS transformation**: deploying E2E diagnosis and integrated field force management
- **Submarine cable network**: increasing quality and capacity in Europe and LatAm

Executing IT strategy: Better time to market & user experience

Supporting Business Transformation

- **Full Stack :**
  - **Projects progressing in-line with 2015 targets:** under deployment in 15 countries
  - Migrated prepay customers in Mexico
- **Real Time Decision (RTD)** launched in Argentina & Chile
- **Brazil Online program**: New store (mobile) rollout completed

Simplification (y-o-y organic)

Applications	-313
Physical Servers	-9%
Data Centers	-4
Virtualisation	+7 p.p.

Investor Relations
Telefónica, S.A.

11

Telefónica

Spain: Strong trading and increasing value

25% Group Rev.

Net adds Q3 14 Q2 15 Q3 15

Traditional Fixed(120)(195)(62)

Mobile Contract

(ex M2M) 20(48) 70

Pay TV 370 90 275

FBB 11(67) 45

FTTH 208 230

160

Capturing customers

Strong recovery in quarterly gross adds

Solid churn despite removal of retention clauses

Positive portability in contract mobile

Best FBB & fixed telephony net adds since

“Fusion” launch in Q4 12

“Fusión” base: +14% y-o-y to 4m

FTTH FBB base (%) TV Add-ons/Pay TV base (%) (1)

Fiber Fiber UBB

33% 36% 29% 28%

18% 23% 21% 15%

Sep-14 Jun-15 Sep-15 Jun-15 Sep-15

“Fusión+” gross adds “Fusión” ARPU (Euros)

New customers Adding new services +8.4%

89%

78% +5.1% 75.5 51%

71.8 30% 69.7

Q3 14 Q3 15 Q3 14 Q2 15 Q3 15

Upselling strategy is delivering value growth

“Fusión” fostering high-value

UBB: 28% of base; 38% of Q3 gross adds IPTV: 58% of base; 61% of Q3 gross adds TV add-ons: 450 K joining TV promotion in Q3 o 20% of the base (12% as of June)

Quad-play churn 25% below 3-Play

Fusión churn reduced (1.1%; -0.3 p.p. q-o-q)

Undisputed leadership in network

13.4 m premises passed with FTTH (+4.6 m y-o-y) LTE coverage: ~66% pop. after 800 MHz release

Investor Relations Telefónica, S.A.

(1) Do not include 1.1 m of DTS customers (satellite TV)

Spain: Return to revenue growth

25% Group Rev.

Revenue (y-o-y)


Total Revenue
Ex-handset sales
+1.3 p.p
(6.6%)
(8.2%)
(0.9%)
(1.1%)
0.2%
0.1%

	Q3 14	Q2 15	Q3 15
Q Revenue (m)	€2,993	€2,966	€2,998

OIBDA (organic y-o-y)


Q3 14
Q2 15
Q3 15
(14.4%)
(1.3%)
(2.9%)
(2.7%)
(5.2%)
Ex-real estate sale

	Q3 14	Q2 15	Q3 15
OIBDA margin	46.0%	44.4%	44.5%
Margin (organic y-o-y)	(4.2 p.p.)	(0.1 p.p.)	(1.4 p.p.)

Value-oriented strategy driving a new revenue growth cycle

- **First quarterly revenue y-o-y growth since Q3 08**
  - +1.0 p.p. q-o-q improvement in service revenue y-o-y in Q3
- **Quality accesses growing & ARPU uplift**
- **Successful upselling and new revenue stream**
  - Full impact in Q3 from tariff update
  - Improved customer mix (UBB; Premium TV; LTE)
  - Wholesale revenues: Growing Pay TV & lower MVNO due to consolidation
  - Focus on IT services for corporates
  - Better market dynamics

Solid OIBDA margin, slight erosion linked to new product launch

- **Q3 OpEx** (+3.8% y-o-y) mainly on increased content cost
- **Increased y-o-y margin erosion** in Q3 due to
  - Higher content costs; coupled with price promotion
  - Increased equipment and network costs
- Real estate capital gain (€32m in Q3; €19m in Q2)

Investor Relations
Telefónica, S.A.
13

Germany: Maintaining market momentum

16% Group Rev.

Net adds 2015 (‘000)

Contract Prepay

672

438

503

237

54

141 201 169

(87)

Q1 Q2 Q3

LTE

penetration 12% 14% 16%

Smartphone

penetration 50% 51% 53%

Balancing value with growth; Mobile customers +3% y-o-y organic

Q3 total net adds up 16% y-o-y

Prepay segment leveraged on ethnic brands 45% of Q3 contract gross adds from partners

Improved customer loyalty (contract churn: -0.1 p.p. y-o-y to 1.7%) Enhanced O2 Premium brand; Revamped Blau portfolio

Continued mobile data monetisation

LTE coverage: 73% at Sep-15; 75% target by YE 37% new O2 Blue All-in clients take >1 Gb tariff

54% automatic data extensions (opted-in O2 Blue All-in)

Steady VDSL growth (Q3 net adds at 64k vs. 58k in Q2)

Revenue 2015 (organic y-o-y)

1.3%

(2.0 p.p.)(0.4 p.p.)

(1.1%)

Q2 Hardware MSR Q3

Total revenues +0.9% vs. 9M 14 organic

Q3 handset sales growth decelerated to 2.7% (Q2: +18.7% y-o-y)

Focus on retention & customer base management

Slightly negative MSR performance in Q3 (-0.3% y-o-y); broadly stable in 9M (+0.4% y-o-y)

Increased contribution from key partners in contract Non-SMS data up 2.9% y-o-y in Q3

Sustained trends in fixed (Q3: -9.5% y-o-y; 9M: -10.0%)

Investor Relations Telefónica, S.A.

Germany: Early synergy capture boosting profitability

16% Group Rev.

OIBDA 2015 (y-o-y)

Organic ex non-recurrent items



4.4%
12.5%
28.5%
Q1
Q2
Q3

OIBDA margin 2015

Organic ex non-recurrent items



20.5%
23.8%
23.7%
Q1
Q2
Q3
y-o-y
+0.3 p.p.
+2.4 p.p.
+5.5 p.p.

Outstanding Q3 OIBDA growth; >45% driven by integration savings

- **Continued synergies & Commercial costs savings** on focused subsidy approach & easier comps y-o-y
- €63m restructuring costs in Q3; mainly from network integration
- **9M 15 OpCF +44.9%** y-o-y (organic ex non-recurrent items)
  - Network synergies outweigh cost for LTE deployment

Updated outlook on synergy ramp-up

- **Acceleration on synergy capture**; total synergy case unchanged[1];
  - 2015 synergies: €280m OpCF savings (previous €250m run-rate)
- **Increased OIBDA growth target for 2015** (organic; post Group fees)
  - Expected to grow by 15% to 20% (previous +10%)
- **Lower CapEx spend expected in 2015**
  - Low double-digit pct. decline (vs. high single digit pct. decline prior)
- **MSR to remain broadly stable** in 2015 y-o-y (unchanged outlook)
- **Proposed €0.24 DPS** (stable vs. 2014)

(1) Synergies >€5 bn; run-rate: Approx. €800m run-rate OpCF synergies from year 5 of integration onwards

Investor Relations
Telefónica, S.A.

15

Telefónica

Brazil: Outperforming in high-value services

24% Group Rev.

Mobile accesses (Sep-15 y-o-y)

Penetration

10% MSR growth share

(9M 15):

54% 4x 100%

38% 35%

Contract net adds share

12%(Q3 15) (1):

53%

Contract Smartphones LTE

848 6,384 1,851 Net Adds

Q3 (‘000)

Strengthening leadership

Best-ever quarterly contract gross adds (+11% y-o-y)

Retaining the most profitable prepay customers

Q3 R$ volume top-ups +1.6% y-o-y vs. accesses -7% Smartphone and LTE adoption driving data ARPU acceleration (+32.7% y-o-y; +27.1% in Q2)

Q3 data traffic: +20.0% y-o-y; LTE traffic 34% o/total in main cities LTE deployment: 161 cities covered (leadership in market share: 38.5%)

Fixed accesses (Sep-15 organic y-o-y) ARPU & Churn (Q3 15 organic y-o-y)

Penetration o/FBB ARPU Churn

53% 25%

19% 19%

5.4%

2.4%

FTTx Pay TV(0.1 p.p.)

(0.3 p.p.)

Net Adds 148 43

Q3 (‘000) FBB Pay TV

Fiber & video strategy paying-off

Progressive take-up of the most valuable services

Capturing the entire Pay TV market growth (Jan-Aug 15) 57% net adds share in FBB > 34 Mbps (Jan-Aug 15) 3.8m accesses connected; FTTx premises passed 16.6m (Sep-15)

(1) Up to August

Investor Relations Telefónica, S.A.

Brazil: Robust revenue & OIBDA growth

24% Group Rev.

Revenue (organic y-o-y)



Total
Mobile
Fixed
6.9%
6.2%
3.2%
5.2%
5.2%
1.1%
3.9%
2.4%
(3.0%)
Q3 14
Q2 15
Q3 15

OIBDA organic (y-o-y)



5.3%
0.4%
2.0%
Q3 14
Q2 15
Q3 15
OIBDA margin (organic y-o-y)
+1.2 p.p.
(1.5 p.p.)
(1.0 p.p.)

Continued mid-single digit revenue growth

- **Fixed & mobile growth rates outperforming the market**
  - Q3 MSR +4.5% y-o-y on data rev +36.0% (46% o/ MSR; +11 p.p. y-o-y)
  - Handset sales (+36.8% y-o-y) reflecting FX depreciation on handset prices and higher gross adds
  - Fixed revs acceleration mainly driven by return to growth in São Paulo
  - Negative impact from regulation (-2.5 p.p. Q3; -2.8 p.p. 9M)

OIBDA y-o-y ramping-up in Q3 amid tough macro backdrop

- **Revenue flowing into OIBDA**
  - Better sequential y-o-y trend in OpEx (Q3: +6.6%; Q2: +7.0%) despite both higher commercial cost and energy prices
  - Personnel expenses slowing down (+1.9% y-o-y; +4.6% Q2)
    - Redundancy program executed in Sep-15 (2.2k headcount) to further reinforce efficiency
  - Tougher macro driving higher bad debt y-o-y increase
  - Q3 OIBDA margin 30.4% (9M: 30.6%; -1.2 p.p. y-o-y).
- **Synergy execution evolving according to expectations**

Investor Relations
Telefónica, S.A.

17

Hispam: Commercial momentum driving revenue acceleration

30% Group Rev.

Net adds ('000)



Q3 14
Q3 15
117
449
86
72
48
93
Contract mobile
FBB
Pay TV
Accesses (y-o-y)
+3%
+5%
+17%

Revenue (organic y-o-y)



Q2 15
Q3 15
10.3%
12.6%
7.7%
9.1%
Hispam
Hispam ex-VZ

OIBDA margin (organic y-o-y ex-VZ)



0.9 p.p.
(1.9)
(0.9)
(0.1)
(2.0 p.p.)
(2.8 p.p.)
Inc-VZ
Q2 15
Commercial Expenses
Network & systems
Others
Q3 15

Robust commercial activity across segments

- **Contract mobile** boosted by **higher gross adds volume** (+14% y-o-y; +13% q-o-q)
  - Booming smartph. penetration (35%; +9 p.p. y-o-y) & LTE (6%)
  - Q3 data traffic +60% y-o-y; voice traffic +12%
- **Sound performance in Pay TV over the year**
  - Best-ever net adds in 9M (310k; +48% y-o-y)

Strong trading flowing into top line growth

- **Revenue acceleration in Q3 on better traction in MEX & COL**
  - Data revs +27.6% y-o-y to 36% o/MSR (+4 p.p. y-o-y)
  - FBB & new services +18.4% to 64% o/fixed revs (+4 p.p. y-o-y)
- **OIBDA deceleration y-o-y** (Q3 +3.0%; Q2 +9.1%)
  - Higher commercial expenses (+15.1% y-o-y; +6.2% in Q2)
  - Growing handset sales & costs affected by FX depreciation

Investor Relations
Telefónica, S.A.

18

Telefónica

Mexico: Increasing scale & profitability

Net adds (‘000) Accesses (y-o-y)

Contract Prepay

87%

497

350

226

130 14%

15

(33) Mobile Smartphones

Q3 14 Q2 15 Q3 15

Continued strong commercial momentum

Outstanding improvement in contract gross adds; launch of new “Planes Vas a Volar” (17th August)

Smartphone penetration increased to 40% (+16 p.p. y-o-y)

Progressive LTE deployment (1.3m accesses; 34% population coverage

Revenue (organic y-o-y) OIBDA margin

Revenue

Revenue ex-regulation

17.9% 29.5%

24.6% 22.9%

10.0% 10.5% 14.8%

9.5% 7.8%

Q3 14 Q2 15 Q3 15 Q3 14 Q2 15 Q3 15

OIBDA 50.6% 43.6% 39.0%

(organic y-o-y)

Accelerating revenue growth

Sequential improvement

Interconnection adjustment neutral in 9M (rev up +10.5% y-o-y) Data revs +18.2% y-o-y in Q3 (Non-SMS data +28.2% y-o-y)

Robust OIBDA & margin expansion

Q3 margin +4.4 p.p y-o-y organic; 9M 25.6% (+6.6 p.p.) Accesses growth flowing into economies of scale Q3 OIBDA y-o-y deceleration due to comparable regulation from Aug-15

Investor Relations Telefónica, S.A.

Rest of Hispam: Capturing market value

27% Group Rev.

Revenue (organic y-o-y)



Q2 15
Q3 15
0.5%
(1.8%)
Colombia
2.8%
2.6%
Peru
22.5%
22.8%
Argentina
4.4%
2.6%
Chile
34.7%
43.0%
VZ & CA

OIBDA (organic y-o-y)



Q2 15
Q3 15
7.1%
(10.3%)
Colombia
(4.1%)
(10.3%)
Peru
40.9%
14.5%
Argentina
6.9%
0.2%
Chile
(6.9%)
15.3%
VZ & CA

OIBDA margin (organic y-o-y)

Q3 15	(4.2 p.p.)	(5.0 p.p.)	(1.9 p.p.)	(0.8 p.p.)	(6.0 p.p.)
9M 15	+0.6 p.p.	(3.3 p.p.)	+1.6 p.p.	(0.3 p.p.)	(6.3 p.p.)

Better commercial trading across the board

- **Colombia:**
  - Q3 revs return to positive y-o-y variation despite regulation (-3.6 p.p.)
  - Highest contract mobile net adds of last 2 years & record-high Pay TV gross adds impacting Q3 OIBDA
- **Peru:**
  - Solid revenue increase despite MTRs reduction (-2.8 p.p. y-o-y)
  - Positive commercial momentum on high-value segments amid intense competition
- **Argentina:**
  - Sound y-o-y mobile data rev. (+24.8%; 47% of MSR) and FBB & new services (+31.5%; 56% of fixed revs)
  - Profitability affected by outstanding commercial performance across services
- **Chile:**
  - Sustained y-o-y accesses growth in contract mobile (+2%); FBB (+7%) and Pay TV (+10%)
  - Positive rev & OIBDA growth amid highly competitive market
- **Venezuela & Central America:**
  - Launch of LTE services in Nicaragua from Oct 5th
  - Q3 voice & data traffic ramping-up y-o-y (+14%; +51% respectively), driving top line & OIBDA improvement

Investor Relations
Telefónica, S.A.

20

Telefónica

UK: Continue outperforming the market

Consolidated as discontinued operation

Mobile contract net adds ('000)

Q3 15 total net adds: 224k



133
172
194
Q1 15
Q2 15
Q3 15

	Q1 15	Q2 15	Q3 15
Contract Churn	1.0%	0.9%	0.9%

Mobile Service Revenues (y-o-y)



MSR
MSR ex "O2-Refresh"
2.9%
4.0%
4.2%
(5.3%)
(3.9%)
(2.6%)
Q1 15
Q2 15
Q3 15

OIBDA margin



y-o-y ex non-recurrent
24.5%
26.5%
26.3%
+1.7 p.p.
Q1 15
Q2 15
Q3 15

	Q1 15	Q2 15	Q3 15
OIBDA y-o-y Ex non-recurrent	+6.1%	+14.0%	+8.3%

Record loyalty maintained

- **Sixth quarter in a row with mobile base growth** (+4% y-o-y to 25m)
  - Strong contract performance
- **LTE driving growth**
  - Penetration: 30% (+16 p.p. y-o-y)
  - Net adds at 862k in Q3 (Q2: 864k)
  - 78% outdoor coverage at Sep-15
  - Increasing demand for higher subscription bundles
    - >65% of gross adds & upgrades chose tariffs of 1GB or more

Twelfth quarter of continued MSR improvement (ex "O2 Refresh")

- **Total revenue up** +5.1% y-o-y in Q3 ex "O2 Refresh"
  - ARPU broadly flat ex "O2 Refresh" (Q3: -0.3% y-o-y; Q2: -0.8%)
  - MSR sequential improvement (+0.2 p.p. vs. Q2 ex "O2 Refresh")
  - Marginally lower handset sales
- **Strong OIBDA growth & profitability**
  - Optimisation of commercial costs
  - "O2 Refresh" deducted 0.1 p.p. of OIBDA margin
  - Q3 OIBDA impacted by increased investment in digital services
  - Q3 14 non-recurrent impact mostly related to final settlement from disposal of fixed business assets (+€34m)

Investor Relations
Telefónica, S.A.
21
Telefónica

€1.5bn net debt reduction in Q3 15

Net Financial Debt

€ in millions



Net Financial Debt/OIBDA
2.92x
51,238
(1,400)
701
(110)
(892)
154
49,691
Net Financial Debt/OIBDA (1)
2.84x
Net Fin. Debt post O2 UK sale €35.9Bn ND/OIBDA at 2.32x
Target < 2.35x reiterated
Net Fin. Debt Jun-15
FCF
SBB & Hybrid coupon
Net financial investments
FX & Others
Pre-retirements commitments
Net Fin. Debt Sep-15
1,686
297
(436)
(240)
(40)
133
1,400
OpCF continued operations
Working capital
Net Interest
Tax
Dividend to minorities & Others
FCF discontinued operations
FCF

(1) OIBDA 12 month rolling, not considering O2 UK discontinuation, incorporating DTS' and GVT's OIBDA corresponding to Jul 14-April 15, and excluding the non-recurring impact from restructuring costs twelve month rolling.

Investor Relations
Telefónica, S.A.
22
Telefónica

Progressive improvement in financial costs

Effective interest cost: 54 b.p. lower y-o-y

Guidance

6%

5.45%

0.10% 4.91%

5%

(0.03%)

(0.61%)

Sep-14 Lower cost Higher Venezuela Sep-15

of non- Latam &

Latam debt ex VZ Others

leverage

Liquidity position (Sep-15)

€ in billions

16.2

9.5

Undrawn credit

lines &

syndicated

94% LT credit facilities

Cash position

6.7 excluding

Venezuela

Sep-15

Long-term financing (€13.3bn YTD)

€ in billions 35% equity

markets

financing

Euro Bond: 1.0

Schuldschein: 0.3

Private Bond Placements: 0.4

Other banking loans TSA: 0.5 Undrawn Syndicated

Credit Facilities

Other LatAm Debt:0.9 renewal: 5.5

Colombia Hybrid: 0.5 Debt

Telefónica Rights Issue: 3.0

T. Brasil Capital Increase

(minorities): 1.2

Equity

Investor Relations Telefónica, S.A.

Summary

Q3 ACCELERATING SUSTAINABLE PROFITABLE GROWTH

1 3rd consecutive quarter in 2015 of improving organic revenue & OIBDA performance

2 Continued momentum in commercial activity (fiber, LTE, Pay TV) backed by superior infrastructure

3 First tangible results from integration synergies in Germany; Brazil to follow

4 Investing in network quality; Data demand rocketing

5 Leadership in major markets; better competitive position on strong CapEx

6 9M 15 key metrics aligned with guidance; DPS confirmed (2015 & 2016)

ROBUST FUNDAMENTALS & STRENTHENING POSITONING FOR FUTURE GROWTH

Investor Relations Telefónica, S.A.

For further information:

Investor Relations

Tel. +34 91 482 87 00 ir@telefonica.com www.telefonica.com/investors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.

Date: November 6, 2015	By:	/s/ Miguel Escrig Meliá
		Name:	Miguel Escrig Meliá
		Title:	Chief Financial Officer